Pacific

WebWorks

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September 13,  2006

Via EDGAR

Brad Skinner, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Room 4561, 100 F Street, NE

Washington, D.C. 20549

ATTN:   Brad Skinner, Accounting Branch Chief

   David Edgar, Staff Accountant

RE:

Pacific Webworks, Inc.

Forms 10-KSB for fiscal year ended December 31, 2005

Filed March 31, 2006

Dear Mr. Skinner,

We are in receipt of your comment letter dated July 28, 2006, regarding the above identified annual report of Pacific WebWorks, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing this letter and amendment No. 1 to the above identified annual report via EDGAR.

We have restated your comments below and each comment is followed by the Company’s responses.

voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019

U.S. Securities and Exchange Commission

September 13, 2006

Form 10-KSB for the Year Ended December 31, 2005

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 11

Comment No. 1:

We note that your discussion of net cash used in operations does not address the increase in gross trade accounts receivable and the partially offsetting bad debt provision, both of which appear significant to your operating cash flows as disclosed on page 26.  Describe for us the reasons for each of these variances in reasonable detail and tell us how you considered Item 303(b)(1)(i) of Regulation S-B in disclosing any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity.  We may have further comment.

Response:   We have expanded the disclosures in the Liquidity and Capital Resources section to discuss trends related to accounts receivable and bad debt recognition. See the third and fourth paragraphs of this section on page 3.

Supplementally, during the years of 2004 and 2005 we experienced a large percentage increase in revenue and new customer additions to our recurring monthly billing portfolios.  The majority of our accounts receivable related to uncollected recurring monthly fees.  Each of our customers signs a contract with the Company stating that fees will be billed monthly for hosting services, and cancellations of services and billing of monthly fees must be submit 15 days prior to bill date to avoid being charged.  Fees for monthly services are billed in arrears for monthly services provided over the past 30 days.  Because of our contractual agreement with our customers confirming both payment terms and cancellation stipulations and the fact that the services have been provided, we are confident that the majority of our monthly fees are collectable.  We realize that as we increase our recurring portfolio we will continue to see an increase in bad debt due to the nature of our business and the makeup of our clients. We have reasonable procedures in place to make every effort to collect on all net accounts receivable.

At December 31, 2005  we had roughly $80,000-$90,000 in accounts receivable on sales that had been made and cash that had been collected by our merchant provider, but was currently in a pending status based on customer disputes.  The receivable was removed as cash was submitted to the Company by our merchant providers through the first quarter of 2006 as the customer disputes were resolved.  Based upon our sales agreements with the customers involved in the disputes and having provided to them at the time of sale the required process for canceling and receiving a refund, the related receivables were not allowed against, and no bad debt was recorded.

We establish our allocation to bad debt and allowance for doubtful accounts based on percentages derived through thorough examination of our historical collections and estimates based upon expected and actual customer growth monthly.

U.S. Securities and Exchange Commission

September 13, 2006

Critical Accounting Estimates, page 14

Comment No. 2:

Please explain to us why you have not provided quantitative information within this section regarding the significant estimates made by management.  In this regard, we note that estimates related to the collection of receivables and assessment of goodwill impairment would appear relevant.  You should include within this section, to the extent material, the sensitivity of estimates to deviations of actual results from management’s assumptions and circumstances that have resulted in revised assumption in the past or from other outcomes that are reasonably likely to occur.  You should address such factors as how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. See the Section V of SEC Release No. 33-8350.

Response:   We have expanded the disclosure in this section to include quantitative information related to the estimates and assumptions of management.   We have also expanded the disclosure related to the accuracy of estimates/assumptions and factors related to the estimates/assumptions.  See the sixth paragraph of this section on page 6.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - The Company and Basis of Presentation

Goodwill, page 28

Comment No. 3:

Provide us with your goodwill impairment analysis prepared during the fiscal period ended December 31, 2005.  Identify and describe for us all material assumptions made in connection with the analysis.  As part of your response, explain, in detail, how you have determined your reporting units.

Response:   An Intellipay Goodwill Analysis spread sheet is attached to this response letter.  The Company’s goodwill account is comprised entirely of the value attached to its wholly owned subsidiary, Intellipay, Inc., an online credit card transaction processing company who owns the intellectual property and related code to the Intellipay software product.  We acquired Intellipay in April of 2000 in a stock for stock exchange valued at the amount carried on our books as goodwill, $2,946,253.

On an annual basis (or more frequently as needed) we evaluate the revenue levels for Intellipay along with the revenue growth rates (actual and projected), overall market growth and competition and the importance of the Intellipay offering to our overall operation.  As we view our operations on a consolidated basis, consistent with our financial statement preparation, we allocate to Intellipay a portion of our overall operating expenses in determining their contribution to the whole.  From the data and

U.S. Securities and Exchange Commission

September 13, 2006

information derived we do a present value analysis on the revenue we project to be generated at various growth rates over differing periods of time and discount rates.  This information is discussed with and presented to our independent auditors Chisholm, Bierwolf & Nilson, LLC to assist them in their audit of our balance sheet.

Management reviews results and makes decisions based upon consolidated numbers and not on reporting units.  We track and evaluate performance by product/service offering and not by individual reporting unit.

Revenue Recognition, page 28

Comment No. 4:

Currently, disclosure regarding your revenue recognition policy appears general in nature and does not provide specific disclosure with respect to the nature of the products or services you provide, or the terms of the arrangements under which you provide them.  To aid our understanding of your revenue recognition policies, tell us the following:

•

Clearly identify the products or services from which you derive material amounts of revenue;

•

Describe the material terms of the arrangements under which you provide your products or services;

•

Identify the elements included in each type of sales transaction;

•

Identify all criteria considered in determining when to recognize revenue, and explain how you determine when each of the identified criteria have been met;

•

For transactions with multiple elements, indicate how the timing and amount of revenue attributable to individual elements is determined;

•

Discuss the accounting implication of any differences in the nature of the underlying products, services, customers or arrangements; and

•

Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.  Clearly explain how you have evaluated the applicability of SOP 97-2.

As part of your response, explain how you have considered providing corresponding disclosure in the notes to your financial statements.

U.S. Securities and Exchange Commission

September 13, 2006

Response:  We have expanded the disclosure in Note 1- Revenue Recognition, to identify our sources of revenue.  See the first paragraph on page 21.   Supplementally, we provide the following details:

1.

Products or services.

a.

Hosting Revenue - Monthly fees are billed on a recurring basis for the hosting of our customers’ websites.  The customers’ websites are built and maintained in our Visual Web Tools software.

b.

Gateway Revenue - Monthly fees are billed on a recurring basis for access to the Intellipay software that allows businesses the ability to take credit card payments via the Internet.

c.

Merchant Account Revenue - A merchant account is required for any business to take credit card payments.  We use a third-party vendor to provide and service the merchant accounts we sale.  Revenue from the sale of merchant accounts is received at the time of the sale of the merchant account, as well as receiving monthly residual payments from the merchant account provider.

d.

Design - We derive revenue by selling custom website and graphic design.

e.

Software Access and License Fee Revenue - We derive revenue from the initial sale of various software packages.

f.

Training and Education Revenue - We provide a twelve session one-on-one coaching curriculum.  Professional coaches hold sessions on the phone with our customers providing training on the use of our software as well as education to help them better market and sale their products.  We also hold two day educational retreats at least two times a year.  At these retreats our customers receive face-to-face training and education on our software and further education on marketing and selling products over the Internet.

g.

Other revenue - Other revenue would include revenue derived from the sale of email marketing campaigns and various marketing materials and manuals.

2.

Material terms.

a.

Our software products are generally sold to customers for a one time non- refundable cash access or license fee.  At that time our customers also enter into an agreement to pay us monthly fees for continued access to our hosting servers and or our Intellipay gateway.  Our arrangement with the customer obligates us to continue to provide them access and hosting as long as they continue to pay the monthly fees.  Our contract with the customer allows for cancellation of services at any time.  The arrangement with our customers for training and education is that we will hold educational masters retreats twice yearly and provide coaching sessions any time within two years, not to exceed the number of sessions purchased.  The purchase of any education package is non-refundable.

U.S. Securities and Exchange Commission

September 13, 2006

3.

Elements of sales transactions.

a.

Sales transactions generally include several different elements.  Software sales include access to the specific software being purchased.  All users of any of our software packages receive free technical support.  The sale of the Intellipay software also includes a merchant account which is provided by an outside vendor.  Software sales also generally include the requirement of monthly fees to be paid for either hosting of customer websites or Intellipay gateway fees.  Technical support, again, is free for all users of our software.  Coaching sales include one-on-one telephone coaching sessions with a professional coach.

4.

Criteria for revenue recognition.

a.

Revenue is recognized once realized and earned. “An entity’s revenue earning activities involve delivering….rendering service…..” Revenue is deferred until delivery of service. (SEC SAB 101).  A more detailed explanation follows:

i.

When the sale of training and education takes place, revenue is deferred until the time that training or education has been provided.  If a customer purchases the twelve session education program, the related revenue  is deferred and recognized monthly only for sessions that were completed in that month.

ii.

Revenue derived from the initial sale of software packages is deferred over an estimated life of the customer.  This estimate is based on historical evidence and is generally recognized over an 8 to12 month period.

iii.

Revenue associated with monthly recurring fees is recognized at the time monthly fees are billed.  Fees are billed monthly for services previously provided.

5.

Transactions with multiple elements.

a.

Transactions including multiple elements are broken down and recorded separately by product or service offering and deferred and recognized based on delivery of service or, as indicated above, the estimated life of the customer, being 8 to12 months.

6.

Accounting of differences in nature of product.

a.

Please see the above response as it relates to the accounting implications of or underlying products and services.  Differences in the nature of our customers and the accounting implications are as follows:  Customers acquired through our efforts and sold into a software package requiring up-front payment for the access to our software historically have a longer life as a customer and for that reason the initial access fee is deferred for a twelve month period of time.  Whereas, customers acquired through TradeWorks Marketing’s sales efforts have historically shown a shorter life span as a customer and are therefore deferred over an eight month period.

U.S. Securities and Exchange Commission

September 13, 2006

7.

Authoritative literature

a.

As disclosed in the first paragraph of Revenue Recognition, we recognize revenue in accordance with SAB 101, 104 and SOP 97-2.   The Company has determined through consultation with our independent advisors and auditors and after thorough review that the above stated revenue recognition pronouncements most accurately apply to our product offerings.

Comment No. 5

Describe for us, in detail, the specific payment terms you offer.

Response:   Initial sales require payment at the time of purchase before delivery of products or services.  Monthly hosting and gateway fees are billed and collected monthly in arrears for services provided.  Monthly fees remain in effect until revoked by the customer through cancellation of the software package.  Under certain circumstances we have offered customers the ability to enter into a license agreement allowing payment for the Intellipay software and a merchant account to be made through a non cancelable 24 or 36 month payment program.

Comment No. 6:

We note the significant provisions for bad debts recorded in 2004 and 2005 respectively.  Explain to us, in reasonable detail, how the amount and timing of these charges were determined.  Additionally, given the apparent trend of increasing bad debt provisions, explain to us how you are able to conclude that your fees are collectible at the outset of your arrangements.

Response:   See our response to comment #1 above.

Comment No. 7:

We note from disclosure in the first paragraph that you recognize revenue in accordance with SAB 104 or SOP 97-2 and that you apply EITP 00-21 to arrangements with multiple deliverables.  We further note from disclosure in the third paragraph that objective and reliable evidence of the fair value of the undelivered item(s) is required in order to be considered a separate unit of accounting.  Describe your multiple element arrangements in greater detail including identification of each deliverable and how VSOE is determined for each element within your arrangements. Further, tell us how you considered paragraph 10 of SOP 97-2.

Response:    See our response to comment #4, above, where all elements of our product offering have been separately identified and described.  Value for each of the above identified elements is determined and evidenced through standard internally generated pricing based upon historical sales.  Any deviation from the standard pricing is reviewed and approved by senior management.  Recognition of revenues are deferred and recognized in accordance with SAB 101, 104 and SOP 97-2.

U.S. Securities and Exchange Commission

September 13, 2006

Note 5 - Operating Lease Revenues, page 33

Comment No. 8:

Please explain to us why the agreements reached with TradeWorks Marketing are accounted for as operating leases.  Explain to us the nature and terms of these arrangements.  Tell us what authoritative accounting literature you are following in accounting for the revenues and costs associated with these types of arrangements.  In light of your disclosure that these customers carry a high degree of credit risk, describe your history of collecting on these.

Response:   As mention in our response to comment # 4, above, we sell a license for the use of our online credit card processing software and gateway.  The license grants the customer access to our online credit card processing software and gateway.  The cost to the customer is an upfront fee and a monthly hosting fee of $10.00.  One method in which we sell the following software and hosting is a 24 or 36 month lease, wherein the customers signs a non-cancelable binding lease agreement to purchase the license and 24 to 36 months of hosting.  If the customers credit worthiness meets certain standards these lease agreements are sold to a third-party without recourse to the Company.  The Company recognizes revenue on the same terms as a cash sale. The remaining leases are carried by the Company and recognized as revenue as collected, which is longer than the deferral period on a cash sale.  As the agreements are titled and sold to the third-party as lease agreements we have included the disclosures required by an operating lease under SFAS 13, but continue to account for the revenue in accordance with SOP 97-2 and SAB 101.  The cost of the software was acquired in an acquisition with the cost being allocated to goodwill.

Note 9 - Operating Commitments, page 37

Comment No. 9:

Tell us the current status of the operating lease default.  As part of your response, indicate whether there is litigation in process.  Tell us the estimated range of possible losses.  Also, tell us when, and under what circumstances, you believe this commitment will be resolved.  Explain how you have considered providing similar disclosure in the notes to your financial statements.

Response:   The Company has had no communications, formal or informal, with the owner, or anyone representing the owner of the property, or the leasing agent since October 2002.  We are aware that the property has been re-leased, terminating any further loss to the landlord.  There are no legal proceedings, we do not anticipate any legal action to be taken and we do not anticipate any loss from this transaction. See Note 9 on page 29.

Note 11 - Segment reporting, page 39

Comment No. 10:

Provide the disclosures required by paragraphs 31-32 of SFAS 131. Further, address the disclosure requirements of paragraph 33 as it pertains to your interim period financial statements.

Response:   We have amended Note 11 to provide the disclosure required by paragraphs 31-32 of SFAS 131.  See page 31.  Interim financial statements will include similar disclosure and will report a description of differences form the last annual report if there is a change in the basis of segmentation.

Item 8A. Controls and Procedures, page 41

Comment No. 11:

We note that your disclosure regarding the design of your disclosure controls and procedures is significantly more limited than that required by Rule 13a-15(e) of the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management as appropriate to allow timely decisions regarding required disclosure.”  Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this rule.  Additionally, explain how you intend to address the apparent deficiency with respect to your disclosure under this Item.

Response:  We confirm that our disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e).  We have expanded our disclosure under Item 8A to satisfy the requirements of this rule.  See page 33.

***********************

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter and the amended Form 10-KSB  adequately address your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

U.S. Securities and Exchange Commission

September 13, 2006

Intellipay ("IPAY") Goodwill Analysis

                             Jan-06

                        Month      1         2        3          4          5        6         7         8         9        10        11        12

IPAY/MA Hosting Revenue       $ 41,830  $ 42,039  $ 42,249  $ 42,461  $ 42,673  $ 42,886  $ 43,101  $ 43,316  $ 43,533  $ 43,750  $ 43,969  $ 44,189

IPAY/MA TWorks Revenue        $ 77,420  $ 77,807  $ 78,196  $ 78,587  $ 78,980  $ 79,375  $ 79,772  $ 80,171  $ 80,572  $ 80,974  $ 81,379  $ 81,786

Total Monthly Revenue         $119,250  $119,846  $120,445  $121,048  $121,653  $122,261  $122,873  $123,487  $124,104  $124,725  $125,348  $125,975

                             Jan-07

                        Month      13        14       15         16         17       18        19        20        21       22        23        24

IPAY/MA Hosting Revenue       $ 44,410  $ 44,632  $ 44,855  $ 45,079  $ 45,305  $ 45,531  $ 45,759  $ 45,988  $ 46,218  $ 46,449  $ 46,681  $ 46,915

IPAY/MA TWorks Revenue        $ 82,195  $ 82,606  $ 83,019  $ 83,434  $ 83,851  $ 84,271  $ 84,692  $ 85,115  $ 85,541  $ 85,969  $ 86,399  $ 86,831

Total Monthly Revenue         $126,605  $127,238  $127,874  $128,514  $129,156  $129,802  $130,451  $131,103  $131,759  $132,418  $133,080  $133,745

                             Jan-08

                        Month      25        26       27         28         29       30        31        32        33       34        35        36

IPAY/MA Hosting Revenue       $ 47,149  $ 47,385  $ 47,622  $ 47,860  $ 48,099  $ 48,340  $ 48,581  $ 48,824  $ 49,068  $ 49,314  $ 49,560  $ 49,808

IPAY/MA TWorks Revenue        $ 87,265  $ 87,701  $ 88,140  $ 88,580  $ 89,023  $ 89,468  $ 89,916  $ 90,365  $ 90,817  $ 91,271  $ 91,727  $ 92,186

Total Monthly Revenue         $134,414  $135,086  $135,761  $136,440  $137,122  $137,808  $138,497  $139,189  $139,885  $140,585  $141,288  $141,994

                             Jan-09

                        Month      37        38       39         40         41       42        43        44        45       46        47        48

IPAY/MA Hosting Revenue       $ 50,057  $ 50,307  $ 50,559  $ 50,812  $ 51,066  $ 51,321  $ 51,578  $ 51,836  $ 52,095  $ 52,355  $ 52,617  $ 52,880

                             Jan-10

                        Month      49        50       51         52         53       54        55        56        57       58        59        60

IPAY/MA Hosting Revenue       $ 53,145  $ 53,410  $ 53,677 $  53,946  $ 54,215  $ 54,487  $ 54,759  $ 55,033  $ 55,308  $ 55,584  $ 55,862  $ 56,142

Net Present Value             $3,029,261  Based upon recurring revenue and set up fees over 3 years of Projected Cash Flows

(Current growth rates of      $2,154,462  Based upon recurring revenue only over 5 years

6% annually)

U.S. Securities and Exchange Commission

September 13, 2006

Intellipay ("IPAY") Goodwill Analysis (continued)

                             Jan-06

                        Month      1         2        3          4          5        6         7        8          9        10        11        12

IPAY/MA Hosting Revenue       $ 41,830  $ 42,144  $ 42,460  $ 43,309  $ 44,175  $ 45,059  $ 45,960  $ 46,879  $ 47,817  $ 48,773  $ 49,748  $ 50,743

IPAY/MA TWorks Revenue        $ 77,420  $ 78,001  $ 78,586  $ 80,157  $ 81,761  $ 83,396  $ 85,064  $ 86,765  $ 88,500  $ 90,270  $ 92,076  $ 93,917

Total Monthly Revenue         $119,250  $120,144  $121,045  $121,953  $122,868  $123,789  $124,718  $125,653  $126,596  $127,545  $128,502  $129,465

                             Jan-07

                        Month      13        14       15         16         17       18        19        20        21       22        23        24

IPAY/MA Hosting Revenue       $ 51,758  $ 52,793  $ 53,849  $ 54,926  $ 56,574  $ 58,271  $ 60,019  $ 61,820  $ 63,675  $ 65,585  $ 67,552  $ 69,579

IPAY/MA TWorks Revenue        $ 95,795  $ 98,669  $101,629  $104,678  $107,819  $111,053  $114,385  $117,816  $121,351  $124,991  $128,741  $132,603

Total Monthly Revenue         $130,436  $131,415  $132,400  $159,605  $164,393  $169,325  $174,404  $179,636  $185,025  $190,576  $196,294  $202,182

                             Jan-08

                        Month      25        26       27         28         29       30        31        32        33       34        35        36

IPAY/MA Hosting Revenue       $ 71,666  $ 73,816  $ 76,031  $ 78,312  $ 80,661  $ 83,081  $ 85,573  $ 88,141  $ 90,785  $ 93,508  $ 96,314  $ 99,203

IPAY/MA TWorks Revenue        $136,581  $140,679  $144,899  $149,246  $153,724  $158,335  $163,085  $167,978  $173,017  $178,208  $183,554  $189,061

Total Monthly Revenue         $208,248  $214,495  $220,930  $227,558  $234,385  $241,416  $248,659  $256,119  $263,802  $271,716  $279,868  $288,264

                             Jan-09

                        Month      37        38       39         40         41       42        43        44        45       46        47        48

IPAY/MA Hosting Revenue       $102,179  $105,244  $108,402  $111,654  $115,003  $118,454  $122,007  $125,667  $129,437  $133,321  $137,320  $141,440

                             Jan-10

                        Month      49        50       51         52         53       54        55        56        57       58        59        60

IPAY/MA Hosting Revenue       $145,683  $150,053  $154,555  $159,192  $163,967  $168,886  $173,953  $179,172  $184,547  $190,083  $195,786  $201,659

Net Present Value             $3,283,406  Based upon recurring revenue and set up fees over 3 years of Projected Cash Flows

(Accelerated growth rates     $2,435,580  Based upon recurring revenue only over 5 years ranging from (9%-36% but at

higher discount rates)